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AUG 29 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-69300

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2018** (MM/DD/YY) AND ENDING **12/31/2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Standard Financial Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street -28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jodi Fauci **347-321-9688**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Colella Accounting Group P.C.
(Name - if individual, state last, first, middle name)

5 Penn Plaza	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jodi Fauci, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Standard Financial Company LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jodi Fauci
Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 28 day of August 2019

Victoria Claps
Notary Public

VICTORIA CLAPS
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50094972
My Commission Expires 12/7/2023

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] ` Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST STANDARD FINANCIAL COMPANY LLC
SEC I.D. No. 8-69300

Financial Statements and Supplemental Schedule

Filed Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2018

Public

FIRST STANDARD FINANCIAL COMPANY LLC
DECEMBER 31, 2018

TABLE OF CONTENTS

COLELLA ACCOUNTING GROUP certified public accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of First Standard Financial Company, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of First Standard Financial Company, LLC (the "Company") as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. In our opinion, the statement of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the statement of financial condition, the Company has corrected certain errors to the previously issued 2018 statement of financial condition. Our opinion is not modified with respect to that matter.

Colella CPA Co., PC

We have served as the Company's auditor since 2014.

New York, NY

August 19, 2019

1120 6th Avenue, 4th Floor • New York, NY 10036 • Tel: 347-627-0060 • Fax: 347-627-0061

FIRST STANDARD FINANCIAL COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets:

Cash and cash equivalents	$103,775
Receivables from Clearing Organizations	32,236
Receivables from affiliates, subsidiaries and associated partnerships	484,195
Property and equipment, net of accumulated depreciation of $84,100	39,135
Leasehold improvements, net of amortization of $86,448	230,297
Prepaid expenses	90,369
Cash Deposit with Clearing Broker	100,502
Other Assets	91,489
Total assets	$1,171,998

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$670,717
Total liabilities	670,717
Total Members' Equity	501,281
Total liability and members' equity	$1,171,998

The accompanying notes are an integral part of the financial statements.

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

1. **Nature of Operations**

First Standard Financial Company LLC (the "Company"), is an independent broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Management Estimates

The preparation of financial statements are in conformity with generally accepted accounting principles (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements including the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful life of the underlying asset.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the members' income tax return. The income taxes reported in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.

Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 through the date of our report and determined that there are no material events that would require disclosure.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicated an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The Company adopted the provisions of ASC 606 effective January 1, 2018, utilizing the modified retrospective transition method for all contracts with customers, which included applying the provisions of ASC 606 beginning January 1, 2018, to all contracts not completed as of that date. There was no cumulative effect adjustment to member's capital upon initially applying ASC 606 for periods prior to January 1, 2018.

For each revenue contract type, the Company conducted a formal contract review process to evaluate the impact of ASC 606. As a result of the adoption of ASC 606, there are no changes to the timing of the Company's revenue recognition or differences in the presentation in the financial statements from those under the previous revenue standard.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS-Continued

Commission Income, Principal Transaction and Mutual Fund Commission

The Company buys and sells securities on behalf of customers, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

4. Property and Equipment and Leasehold Improvements

Property and equipment, at cost, consists of the following as of December 31, 2018:

Computer equipment	$37,931
Furniture and fixtures	85,303
Computer software	16,700
Total	139,934
Less: accumulated depreciation	(100,789)
	$ 39,145

Leasehold improvements	$316,745
Less: Leasehold amortization	(86,448)
	$230,297

Depreciation and amortization for the year ended December 31, 2018 was $84,694

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had net capital of ($434,204) which was ($478,918) below its required minimum net capital of $44,714.

6. Deposit with Clearing Broker

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,502 deposit on hand with this clearing broker and, as of December 31, 2018 has maintained such balance.

7. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2018, the amount due from its current clearing broker was $32,236.

8. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from other ongoing claims cannot be predicted with certainty, the Company believes that the resolution of these matters are not determinable at this time. In January of 2019, the Company settled litigation with respect to its withdrawal from a clearing contract with another broker-dealer. The litigation settlement was paid in full in January of 2019 in the amount of $500,000.

Clearing Agreement

In January of 2019, The Company renewed its clearing agreement with a ten-year term. The Company received a payment in January of $500,000 from its clearing firm as incentive for renewing the clearing agreement.

9. Correction of Error

During preparing the 2018 financial statements, certain errors to the previously issued 2018 financial statements for the year ended December 31, 2018 filed with SEC on March 1, 2019, were discovered by management. The errors related to the accounting for a litigation settlement (See Note 8). This settlement should be recorded in accordance ASC 450-20, *Loss Contingencies*, and as a result the settlement should be also accounted for as a liability. After the error has been quantified, the previously-issued financial statements have been evaluated to determine whether they are materially misstated in accordance with guidance provided in SAB Topic 99 and the Company has concluded the previously-issued 2017 financial statements are not materially misstated, and the errors will be corrected prospectively. As a result, the Company made the corrections to the 2018 financial statements.

The effects of the restatement on the Company's statement of financial condition for the year ended December 31, 2018 are as follows:

As at December 31, 2018

	As Previously Reported	Adjustments	As Restated
Statement of Financial Condition			
Accounts payable and accrued expense	170,717	500,000	670,717
Member's Equity	1,001,281	(500,000)	501,281